Exhibit 99.2
2018 FIRST QUARTER RESULTS

CNH Industrial reported 2018 first quarter consolidated revenues up 17% to $6.8 billion, net income at $202 million, or $0.14 per share. Net industrial debt(3)(4) at $1.9 billion

Financial results presented under U.S. GAAP(1)(2)

•  Industrial Activities net sales up 19% (up 11% on a constant currency basis) driven by strong performance in all segments

•  Adjusted EBITDA(3)(4) of Industrial Activities increased 40% to $547 million, with an adjusted EBITDA margin of 8.7%

•  Adjusted net income(3)(4) was $204 million in the first quarter of 2018, with adjusted diluted EPS(3)(4) of $0.14

•  Net industrial debt was $1.9 billion at March 31, 2018, $1.0 billion higher than at December 31, 2017 as a result of normal seasonality in working capital in the first quarter

•  Full year guidance increased to the upper-end of the range, with net sales of Industrial Activities of approximately $28 billion and adjusted diluted EPS of $0.65-0.67. Net industrial debt guidance confirmed to between $0.8 billion and $1.0 billion

CNH INDUSTRIAL

Summary of Results ($ million except EPS)

	Three Months ended March 31,
	2018	2017	Change
Consolidated revenues	6,773	5,785	17.1%
Net income (loss)	202	46	156
Adjusted net income	204	55	149
Basic EPS ($)	0.14	0.03	0.11
Diluted EPS ($)	0.14	0.03	0.11
Adjusted diluted EPS ($)	0.14	0.04	0.10

London (UK) – (April 27, 2018) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $6,773 million for the first quarter of 2018, up 17% compared to the first quarter of 2017. Net sales of Industrial Activities were $6,300 million in the first quarter of 2018, up 19% compared to the first quarter of 2017. Net income was $202 million for the first quarter of 2018.

Adjusted net income was $204 million for the first quarter of 2018 compared to $55 million in the first quarter of 2017, with an adjusted diluted EPS of $0.14 ($0.04 in the first quarter of 2017).

(1)   CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)   On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18) and began using Adjusted EBIT and Adjusted EBITDA. Please refer to “About this Press Release” section of this press release for additional information.

(3)   This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(4)   Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom

2018 FIRST QUARTER RESULTS

Adjusted EBITDA of Industrial Activities was up 40% to $547 million for the first quarter of 2018 compared to $391 million for the first quarter of 2017, with an adjusted EBITDA margin of 8.7%, up 1.3 percentage points (“p.p.”) compared to the first quarter of 2017.

Income taxes were $63 million in the first quarter of 2018 ($51 million in the first quarter of 2017). Adjusted income taxes(1)(2) for the first quarter of 2018 were $64 million ($54 million in the first quarter of 2017). The adjusted effective tax rate (adjusted ETR)(1)(2) of 26% (59% in the first quarter of 2017) improved as a result of a favorable geographic mix of earnings, and the lower U.S. tax rate. For the full year 2018, the Company updates its expectation of an adjusted ETR of approximately 30%.

Net industrial debt of $1.9 billion at March 31, 2018 increased by $1.0 billion from December 31, 2017, as a result of normal seasonality in working capital in the first quarter. Total debt of $24.7 billion at March 31, 2018, was down $1.2 billion compared to December 31, 2017 primarily as a result of the repayment at maturity of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% Notes of approximately $1 billion. At March 31, 2018, available liquidity(1)(2) was $7.6 billion, down $1.7 billion compared to December 31, 2017. During the first quarter of 2018, the Company repurchased 6.8 million of its common shares for a total amount of $90 million under the buy-back program authorized by the Annual General Meeting of Shareholders (“AGM”) held on April 14, 2017. The program has been reauthorized and increased to $700 million from $300 million. Furthermore, in April 2018, the Company repaid at maturity the outstanding $600 million of the CNH Industrial Capital LLC 3.625% Notes from available cash.

On April 16, 2018, the Company announced that, as a consequence of a favorable judgment issued by the United States Supreme Court in February 2018, the Company determined to modify the healthcare benefits (the “Benefits”) provided to certain of the Company’s U.S. retirees to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW Union. These Benefits modifications are estimated to result in a reduction of the plan liability by approximately $500 million to $550 million in the second quarter of 2018.

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

	Three Months ended March 31,
	2018	2017	% change	% change excl. FX(1)
Agricultural Equipment	2,579	2,240	15.1	10.8
Construction Equipment	682	502	35.9	31.5
Commercial Vehicles	2,495	2,125	17.4	4.7
Powertrain	1,186	1,001	18.5	5.2
Eliminations and other	(642)	(578)	—	—
Total Industrial Activities	6,300	5,290	19.1	10.6
Financial Services	502	512	-2.0	-4.1
Eliminations and other	(29)	(17)	—	—
Total	6,773	5,785	17.1	9.2

(1)	“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(1)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.
(2)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2018 FIRST QUARTER RESULTS

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Three Months ended March 31,
	2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
Agricultural Equipment	265	194	71	10.3%	8.7%
Construction Equipment	16	(15)	31	2.3%	(3.0)%
Commercial Vehicles	206	142	64	8.3%	6.7%
Powertrain	129	104	25	10.9%	10.4%
Unallocated items, eliminations and other	(69)	(34)	(35)	—	—

Total Industrial Activities	547	391	156	8.7%	7.4%

Financial Services	210	192	18	41.8%	37.5%
Eliminations and other	—	—	—	—	—

Total	757	583	174	11.2%	10.1%

CNH INDUSTRIAL Adjusted EBIT(1)(2) by Segment ($ million)

	Three Months ended March 31,
	2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
Agricultural Equipment	186	115	71	7.2%	5.1%
Construction Equipment	0	(31)	31	0.0%	(6.2)%
Commercial Vehicles	49	17	32	2.0%	0.8%
Powertrain	95	74	21	8.0%	7.4%
Unallocated items, eliminations and other	(69)	(34)	(35)	—	—

Total Industrial Activities	261	141	120	4.1%	2.7%

Financial Services	143	126	17	28.5%	24.6%
Eliminations and other	—	—	—	—	—

Total	404	267	137	6.0%	4.6%

(1)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.
(2)	Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

Agricultural Equipment’s net sales increased 15% in the first quarter of 2018 compared to the first quarter of 2017 (up 11% on a constant currency basis). The increase was the result of higher sales volumes and positive net price realization. Industry demand was overall flat, with strong industry volume in APAC and lower demand in LATAM.

Adjusted EBIT was $186 million in the first quarter of 2018 ($115 million in the first quarter of 2017). Adjusted EBIT margin increased 2.1 p.p. to 7.2% compared to the first quarter of 2017. The increase was due to favorable volume, better mix, and higher production levels, with NAFTA row crop production matching retail demand, as a result of an achieved balanced inventory of used equipment. Price realization, net of a negative foreign exchange transaction impact, represented 2.5% of revenues, and was partially offset by raw material cost increases and higher overhead costs. The Company continues to invest in its product development program for precision farming and compliance with Stage V emissions requirements.

2018 FIRST QUARTER RESULTS

Construction Equipment’s net sales increased 36% in the first quarter of 2018 compared to the first quarter of 2017 (up 32% on a constant currency basis), as a result of a solid rebound in worldwide demand and market share gains across most regions.

Adjusted EBIT achieved breakeven in the first quarter of 2018 from a negative adjusted EBIT of $31 million in the first quarter of 2017. Results were favorably impacted by higher sales volume due to improved end-user demand, as well as the related 30% increase in production. Pricing conditions remain favorable, more than offsetting unfavorable foreign exchange impact and raw material cost increases. The order book is up approximately 20% relative to the prior year period.

Commercial Vehicles’ net sales increased 17% in the first quarter of 2018 compared to the first quarter of 2017 (up 5% on a constant currency basis), primarily as a result of higher industry volumes in the light commercial vehicle market in Europe. Net sales increased in APAC and were flat in LATAM.

Adjusted EBIT was $49 million for the first quarter of 2018 (up from $17 million in the first quarter of 2017). Adjusted EBIT margin increased 1.2 p.p. to 2.0% compared to the first quarter of 2017. The increase was mainly due to favorable end-user demand in light commercial vehicles, improved pricing and manufacturing efficiencies, partially offset by increased spending in new product development initiatives.

Powertrain’s net sales increased 19% in the first quarter of 2018 compared to the first quarter of 2017 (up 5% on a constant currency basis), as a result of higher sales volume in engine applications. Sales to external customers accounted for 48% of total net sales (45% in the first quarter of 2017).

Adjusted EBIT was $95 million for the first quarter of 2018, a $21 million increase compared to the first quarter of 2017, with an adjusted EBIT margin of 8.0%, up 0.6 p.p. compared to the first quarter of 2017, as a result of the higher volumes and manufacturing efficiencies.

Financial Services’ revenues totaled $502 million in the first quarter of 2018, a decrease of 2% compared to the first quarter of 2017.

In the first quarter of 2018, retail loan originations (including unconsolidated joint ventures) were $2.2 billion, up $0.3 billion compared to the first quarter of 2017. The managed portfolio (including unconsolidated joint ventures) was $26.5 billion as of March 31, 2018 (of which retail was 62% and wholesale 38%), up $1.8 billion compared to March 31, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.5 billion compared to the same period in 2017.

Net income was $103 million in the first quarter of 2018, an increase of $16 million compared to the first quarter of 2017, primarily due to a better performance in EMEA and LATAM, and due to the lower U.S. tax rate.

2018 FIRST QUARTER RESULTS

2018 Outlook(1)

As a result of the stronger than anticipated results in the first quarter of 2018 and positive developments in end-user demand, CNH Industrial is increasing its net sales and adjusted diluted EPS guidance for the full year 2018 to the upper-end of its range as follows:

•	Net sales of Industrial Activities of approximately $28 billion;

•	Adjusted diluted EPS(2) of $0.65 to $0.67;

•	Net industrial debt at the end of 2018 unchanged at between $0.8 billion and $1.0 billion.

(1)	2018 guidance reflects current EUR/USD exchange rate of 1.23. Furthermore, 2018 guidance does not include any impacts deriving from the pre-tax gain that the Company will book as a result of the Benefits modification previously mentioned and anticipated on April16, 2018 with reference to a healthcare plan in the U.S., as the pre-tax gain will be considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.
(2)	Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2018 FIRST QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and STEYR for tractors and agricultural machinery; CASE and New Holland Construction for earth moving equipment; IVECO for commercial vehicles; IVECO BUS and Heuliez Bus for buses and coaches; IVECO ASTRA for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

About this Press Release

On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18). 2017 figures presented in this press release have been recast to reflect the adoption of such updated accounting standards.

Furthermore, concurrently with the change in accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP measures in our earnings releases this year. These measures replaced our previous Operating Profit non-GAAP measure. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. See “Non-GAAP Financial Information” for information about these measures, including how CNH Industrial calculates them.

On April 16, 2018, the Company published a presentation and a webcast to summarize the key impacts on its prior periods’ consolidated financial statements deriving from the adoption of the new accounting standards, as well as the introduction of the new metrics Adjusted EBIT and Adjusted EBITDA.

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST / 9:30 a.m. EDT, management will hold a conference call to present 2018 first quarter results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_Q1_2018 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

2018 FIRST QUARTER RESULTS

CNH Industrial non-GAAP financial measures are defined as follows:

•	Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges.

•	Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be

2018 FIRST QUARTER RESULTS

incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
Tel: +1 630 887 3745
E-mail: mediarelations@cnhind.com
www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended March 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,
($ million)	2018	2017(*)
Revenues
Net sales	6,300	5,290
Finance, interest and other income	473	495

TOTAL REVENUES	6,773	5,785

Costs and Expenses
Cost of goods sold	5,256	4,482
Selling, general and administrative expenses	590	539
Research and development expenses	227	191
Restructuring expenses	3	12
Interest expense	200	219
Other, net	251	263

TOTAL COSTS AND EXPENSES	6,527	5,706

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	246	79

Income tax (expense)	(63)	(51)
Equity in income of unconsolidated subsidiaries and affiliates	19	18

NET INCOME (LOSS)	202	46
Net income (loss) attributable to noncontrolling interests	6	3

NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	196	43

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.14	0.03
Diluted	0.14	0.03
Cash dividends declared per common share	—	—

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of March 31, 2018 and December 31, 2017

(Unaudited)

(U.S. GAAP)

($ million)	March 31, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	3,615	5,430
Restricted cash	773	770
Trade receivables, net	542	496
Financing receivables, net	19,488	19,795
Inventories, net	7,421	6,452
Property, plant and equipment, net	6,770	6,831
Investments in unconsolidated subsidiaries and affiliates	563	561
Equipment under operating leases	1,781	1,845
Goodwill	2,469	2,472
Other intangible assets, net	783	792
Deferred tax assets	879	852
Derivative assets	104	77
Other assets	2,007	1,925

TOTAL ASSETS	47,195	48,298

LIABILITIES AND EQUITY
Debt	24,650	25,895
Trade payables	6,299	6,060
Deferred tax liabilities	96	94
Pension, postretirement and other postemployment benefits	2,315	2,300
Derivative liabilities	108	98
Other liabilities	9,607	9,594

Total Liabilities	43,075	44,041

Redeemable noncontrolling interest	26	25

Equity	4,094	4,232

TOTAL LIABILITIES AND EQUITY	47,195	48,298

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

($ million)	Three Months Ended March 31,
	2018	2017(*)
Operating activities:
Net income (loss)	202	46
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	185	177
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	168	139
Loss from disposal of assets	—	—
Undistributed income (loss) of unconsolidated subsidiaries	10	8
Other non-cash items	50	38
Changes in operating assets and liabilities:
Provisions	(126)	(73)
Deferred income taxes	(24)	(24)
Trade and financing receivables related to sales, net	185	201
Inventories, net	(755)	(564)
Trade payables	145	198
Other assets and liabilities	(114)	(132)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(74)	14

Investing activities:
Additions to retail receivables	(959)	(846)
Collections of retail receivables	1,089	1,050
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	1	2
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(62)	(74)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(305)	(393)
Other	(47)	(72)

NET CASH USED IN INVESTING ACTIVITIES	(283)	(333)

Financing activities:
Net increase (decrease) in debt	(1,428)	(947)
Dividends paid	(1)	(1)
Other	(90)	—

NET CASH USED IN FINANCING ACTIVITIES	(1,519)	(948)
Effect of foreign exchange rate changes on cash and cash equivalents	64	80

DECREASE IN CASH AND CASH EQUIVALENTS	(1,812)	(1,187)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,200	5,854

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,388	4,667

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended March 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2018	2017(*)	2018	2017(*)
Revenues
Net sales	6,300	5,290	—	—
Finance, interest and other income	27	36	502	512

TOTAL REVENUES	6,327	5,326	502	512

Costs and Expenses
Cost of goods sold	5,256	4,482	—	—
Selling, general and administrative expenses	527	474	63	65
Research and development expenses	227	191	—	—
Restructuring expenses	3	11	—	1
Interest expense	120	139	136	131
Other, net	80	69	171	196

TOTAL COSTS AND EXPENSES	6,213	5,366	370	393

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	114	(40)	132	119

Income tax (expense)	(23)	(13)	(40)	(38)
Equity in income of unconsolidated subsidiaries and affiliates	8	12	11	6
Results from intersegment investments	103	87	—	—

NET INCOME (LOSS)	202	46	103	87

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of March 31, 2018 and December 31, 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	March 31, 2018	December 31, 2017(*)	March 31, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	3,119	4,901	496	529
Restricted cash	1	—	772	770
Trade receivables	536	490	44	53
Financing receivables	1,405	1,718	20,212	20,699
Inventories, net	7,200	6,236	221	216
Property, plant and equipment, net	6,768	6,829	2	2
Investments in unconsolidated subsidiaries and affiliates	3,212	3,173	223	205
Equipment under operating leases	37	35	1,744	1,810
Goodwill	2,314	2,316	155	156
Other intangible assets, net	770	779	13	13
Deferred tax assets	877	869	197	198
Derivative assets	97	73	15	14
Other assets	1,877	1,742	311	358

TOTAL ASSETS	28,213	29,161	24,405	25,023

LIABILITIES AND EQUITY
Debt	6,349	7,443	20,430	21,075
Trade payables	6,194	5,936	163	193
Deferred tax liabilities	96	94	196	215
Pension, postretirement and other postemployment benefits	2,288	2,280	27	20
Derivative liabilities	95	88	21	20
Other liabilities	9,071	9,063	699	686

Total Liabilities	24,093	24,904	21,536	22,209

Redeemable noncontrolling interest	26	25	—	—

Equity	4,094	4,232	2,869	2,814

TOTAL LIABILITIES AND EQUITY	28,213	29,161	24,405	25,023

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Three Months Ended March 31, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	Three Months Ended March 31,		Three Months Ended March 31,
	2018	2017(*)	2018	2017(*)
Operating activities:
Net income (loss)	202	46	103	87
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	184	176	1	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	102	74	66	65
Loss from disposal of assets	—	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(30)	31	(11)	(6)
Other non-cash items	30	14	20	24
Changes in operating assets and liabilities:
Provisions	(119)	(67)	(7)	(6)
Deferred income taxes	(7)	(14)	(17)	(10)
Trade and financing receivables related to sales, net	(41)	72	234	131
Inventories, net	(848)	(691)	93	127
Trade payables	167	254	(28)	(60)
Other assets and liabilities	(194)	(154)	78	24

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(554)	(259)	532	377

Investing activities:
Additions to retail receivables	—	—	(959)	(846)
Collections of retail receivables	—	—	1,089	1,050
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	1	2	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(61)	(74)	(1)	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(196)	(229)	(109)	(164)
Other	109	(496)	(156)	424

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(147)	(797)	(136)	464

Financing activities:
Net increase (decrease) in debt	(1,057)	(104)	(371)	(843)
Dividends paid	(1)	(1)	(52)	(104)
Other	(90)	—	—	—

NET CASH USED IN FINANCING ACTIVITIES	(1,148)	(105)	(423)	(947)
Effect of foreign exchange rate changes on cash and cash equivalents	68	69	(4)	11

DECREASE IN CASH AND CASH EQUIVALENTS	(1,781)	(1,092)	(31)	(95)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,901	4,649	1,299	1,205

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,120	3,557	1,268	1,110

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income (loss) to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended March 31, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income (loss)(1)	—	—	—	—	—	99	103	202
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations	—	—	—	—	—	93	—	93
Foreign exchange (gains) losses, net	—	—	—	—	—	25	—	25
Finance and non-service component of Pension and other post-employment benefit costs	—	—	—	—	—	18	—	18
Income tax expense	—	—	—	—	—	23	40	63
Adjustments:
Restructuring expenses	—	—	3	—	—	3	—	3

Adjusted EBIT	186	0	49	95	(69)	261	143	404

Depreciation and Amortization	79	16	55	34	—	184	1	185
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	102	—	—	102	66	168

Adjusted EBITDA	265	16	206	129	(69)	547	210	757

	Three Months ended March 31, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income (loss)(1)	—	—	—	—	—	(41)	87	46
Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations	—	—	—	—	—	103	—	103
Foreign exchange (gains) losses, net	—	—	—	—	—	32	—	32
Finance and non-service component of Pension and other post-employment benefit costs	—	—	—	—	—	23	—	23
Income tax expense	—	—	—	—	—	13	38	51
Adjustments:
Restructuring expenses	5	3	3	—	—	11	1	12

Adjusted EBIT	115	(31)	17	74	(34)	141	126	267

Depreciation and Amortization	79	16	51	30	—	176	1	177
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	74	—	—	74	65	139

Adjusted EBITDA	194	(15)	142	104	(34)	391	192	583

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Third party debt	24,650	25,895	5,537	6,461	19,113	19,434
Intersegment notes payable	—	—	812	982	1,317	1,641

Total Debt(1)	24,650	25,895	6,349	7,443	20,430	21,075

Less: Cash and cash equivalents	3,615	5,430	3,119	4,901	496	529
Restricted cash	773	770	1	—	772	770
Intersegment notes receivable	—	—	1,317	1,641	812	982
Derivatives hedging debt	(11)	(7)	(11)	(7)	—	—

Net debt (cash)(2)	20,273	19,702	1,923	908	18,350	18,794

(1)	Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $812 million and $982 million as of March 31, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,317 million and $1,641 million as of March 31, 2018 and December 31, 2017, respectively.
(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $505 million and $659 million as of March 31, 2018 and December 31, 2017, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	March 31, 2018	December 31, 2017
Cash and cash equivalents	3,615	5,430
Restricted cash	773	770
Undrawn committed facilities	3,254	3,180

Available liquidity	7,642	9,380

CNH INDUSTRIAL

Change in Net industrial debt under U.S. GAAP ($ million)

	Three Months ended March 31,
	2018	2017
Net industrial (debt)/cash at beginning of period	(908)	(1,609)
Adjusted EBITDA of Industrial Activities	547	391
Cash interest and taxes	(162)	(180)
Changes in provisions and similar(1)	(134)	(82)
Change in working capital	(1,005)	(622)

Operating cash flow	(754)	(493)

Investments in property, plant and equipment, and intangible assets(2)	(61)	(74)
Other changes	(10)	35

Net industrial cash flow	(825)	(532)

Capital increases and dividends(3)	(91)	(1)
Currency translation differences and other	(99)	(28)

Change in Net industrial debt	(1,015)	(561)

Net industrial (debt)/cash at end of period	(1,923)	(2,170)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income (loss) and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.GAAP

($ million, except per share data)

	Three Months ended March 31,
	2018	2017
Net income (loss)	202	46
Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	3	12
Adjustments impacting Income tax (expense) (b)	(1)	(3)

Adjusted net income	204	55

Adjusted net income attributable to CNH Industrial N.V.	198	52
Weighted average shares outstanding – diluted (million)	1,368	1,366
Adjusted diluted EPS ($)	0.14	0.04
Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	246	79
Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	3	12

Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	249	91
Income tax (expense)	(63)	(51)
Adjustments impacting Income tax (expense) (b)	(1)	(3)

Adjusted income tax (expense) (B)	(64)	(54)

Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	26%	59%
a)Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
Restructuring expenses	3	12

Total	3	12

b)Adjustments impacting Income tax (expense)
Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(1)	(3)

Total	(1)	(3)

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2018	2017	% change
Agricultural Equipment	2,579	2,240	15.1
Construction Equipment	682	502	35.9
Commercial Vehicles	2,495	2,125	17.4
Powertrain	1,186	1,001	18.5
Eliminations and other	(642)	(578)	—

Total Industrial Activities	6,300	5,290	19.1

Financial Services	502	512	-2.0
Eliminations and other	(50)	(38)	—

Total	6,752	5,764	17.1

CNH INDUSTRIAL

Adjusted EBITDA(1)(2) by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
Agricultural Equipment	306	226	80	11.9%	10.1%
Construction Equipment	20	(10)	30	2.9%	(2.0)%
Commercial Vehicles	238	165	73	9.5%	7.8%
Powertrain	135	109	26	11.4%	10.9%
Unallocated items, eliminations and other	(70)	(34)	(36)	—	—

Total Industrial Activities	629	456	173	10.0%	8.6%

Financial Services	211	192	19	42.0%	37.5%
Eliminations and other	—	—	—	—	—

Total	840	648	192	12.4%	11.2%

(1)	Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.
(2)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT(1)(2) by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
Agricultural Equipment	167	92	75	6.5%	4.1%
Construction Equipment	(8)	(40)	32	(1.2)%	(8.0)%
Commercial Vehicles	44	6	38	1.8%	0.3%
Powertrain	90	69	21	7.6%	6.9%
Unallocated items, eliminations and other	(71)	(34)	(37)	—	—

Total Industrial Activities	222	93	129	3.5%	1.8%

Financial Services	143	126	17	28.5%	24.6%
Eliminations and other	—	—	—	—	—

Total	365	219	146	5.4%	3.8%

(1)	Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.
(2)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	March 31, 2018	December 31, 2017
Total Assets	49,809	50,798
Total Equity	6,664	6,684
Equity attributable to CNH Industrial N.V.	6,646	6,671
Net debt	(20,384)	(19,835)
Of which Net industrial debt(1)	(1,975)	(1,023)

(1)	This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

	Three Months ended March 31,
	2018	2017
Net income (loss) in accordance with U.S. GAAP	202	46
Adjustments to conform with EU-IFRS:
Development costs	(26)	(42)
Other adjustments	3	10
Tax impact on adjustments	9	10
Deferred tax assets and tax contingencies recognition	(4)	(4)

Total adjustments	(18)	(26)

Profit (loss) in accordance with EU-IFRS	184	20

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	March 31, 2018	December 31, 2017
Total Equity under U.S. GAAP	4,094	4,232
Adjustments to conform with EU-IFRS:
Development costs	2,498	2,477
Other adjustments	(39)	(112)
Tax impact on adjustments	(627)	(645)
Deferred tax assets and tax contingencies recognition	738	732

Total adjustments	2,570	2,452

Total Equity under EU-IFRS	6,664	6,684

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2018		At December 31, 2017	Three Months Ended March 31, 2017
	Average	At March 31		Average	At March 31
Euro	0.814	0.812	0.834	0.939	0.935
Pound sterling	0.719	0.710	0.740	0.808	0.800
Swiss franc	0.948	0.956	0.976	1.004	1.000
Polish zloty	3.400	3.417	3.483	4.058	3.953
Brazilian real	3.245	3.323	3.313	3.143	3.162
Canadian dollar	1.264	1.290	1.254	1.324	1.334
Argentine peso	19.693	20.110	18.840	15.670	15.410
Turkish lira	3.815	3.975	3.791	3.698	3.638

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement(*)

For The Three Months Ended March 31, 2018 and 2017

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2018	2017(**)
Net revenues	6,752	5,764
Cost of sales	5,537	4,793
Selling, general and administrative costs	570	516
Research and development costs	262	240
Result from investments:	21	19
Share of the profit/(loss) of investees accounted for using the equity method	21	19
Other income/(expenses) from investments	—	—
Gains/(losses) on the disposal of investments	—	—
Restructuring costs	3	13
Other income/(expenses)	(39)	(15)
Financial income/(expenses)	(120)	(141)

PROFIT/(LOSS) BEFORE TAXES	242	65
Income tax (expense)	(58)	(45)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	184	20

PROFIT/(LOSS) FOR THE PERIOD	184	20
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	178	17
Non-controlling interests	6	3

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.13	0.01
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.13	0.01

Notes:

(*)	Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decision about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. As a consequence, CNH Industrial no longer reports Trading Profit and Operating Profit on the face of the Income Statement.
(**)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of March 31, 2018, December 31, 2017 and January 1, 2017

(Unaudited)

(EU-IFRS)

($ million)	March 31, 2018	December 31, 2017(*)	January 1, 2017(*)
ASSETS
Intangible assets	5,655	5,644	5,504
Property, plant and equipment	6,852	6,830	6,278
Investments and other financial assets:	624	631	554
Investments accounted for using the equity method	589	590	505
Other investments and financial assets	35	41	49
Leased assets	1,781	1,845	1,907
Defined benefit plan assets	27	28	5
Deferred tax assets	1,022	982	997

Total Non-current assets	15,961	15,960	15,245

Inventories	7,440	6,453	5,729
Trade receivables	539	496	623
Receivables from financing activities	19,488	19,795	18,614
Current tax receivables	306	303	430
Other current assets	1,570	1,501	1,234
Current financial assets:	104	77	95
Current securities	—	—	—
Other financial assets	104	77	95
Cash and cash equivalents	4,388	6,200	5,854

Total Current assets	33,835	34,825	32,579

Assets held for sale	13	13	22

TOTAL ASSETS	49,809	50,798	47,846

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,646	6,671	6,497
Non-controlling interests	18	13	10

Total Equity	6,664	6,684	6,507

Provisions:	5,799	5,977	5,351
Employee benefits	2,461	2,587	2,532
Other provisions	3,338	3,390	2,819
Debt:	24,768	26,014	25,434
Asset-backed financing	11,467	12,028	11,784
Other debt	13,301	13,986	13,650
Other financial liabilities	108	98	249
Trade payables	6,299	6,060	5,185
Current tax payables	76	86	229
Deferred tax liabilities	138	138	186
Other current liabilities	5,957	5,741	4,705
Liabilities held for sale	—	—	—

Total Liabilities	43,145	44,114	41,339

TOTAL EQUITY AND LIABILITIES	49,809	50,798	47,846

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2018 and 2017

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2018	2017(*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,200	5,854
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	184	20
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	307	291
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	—	—
Other non-cash items	3	5
Dividends received	29	25
Change in provisions	(261)	(168)
Change in deferred income taxes	(29)	(17)
Change in items due to buy-back commitments(1)	33	(17)
Change in operating lease items(2)	51	23
Change in working capital	(821)	(482)

TOTAL	(504)	(320)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(159)	(148)
Consolidated subsidiaries and other equity investments	—	(5)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	6	2
Net change in receivables from financing activities	333	372
Change in current securities	—	—
Other changes	(31)	(112)

TOTAL	149	109

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(1,430)	(1,054)
Capital increase	—	—
Dividends paid	(1)	(1)
(Purchase)/sale of treasury shares	(90)	—
(Purchase)/sale of ownership interests in subsidiaries	—	—

TOTAL	(1,521)	(1,055)

Translation exchange differences	64	79

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,812)	(1,187)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,388	4,667

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)	Cash generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.
(2)	Cash from operating lease is recognized under operating activities in a single line item which includes capital expenditure, depreciation, write-down and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.